June 1, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Franklin Wyman, Mr. Kevin Kuhar, Mr. Joshua Gorsky and Mr. Tim Buchmiller

Re:	60 Degrees Pharmaceuticals, Inc.
Amendment No. 3 to Form S-1
CIK No. 0001946563

Dear Mr. Wyman, Mr. Kuhar, Mr. Gorsky and Mr. Buchmiller:

On behalf of 60 Degrees Pharmaceuticals, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of May 26, 2023 with respect to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (the “Form S-1/A3”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 4 to the Form S-1 (the “Form S-1/A4”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 3 to Registration Statement on Form S-1, filed May 19, 2023

Selling Stockholders, page A-16

1. The number of shares offered by the selling stockholders, as indicated under the column “Shares Offered by this Prospectus,” does not appear to total the 2,224,765 shares of common stock indicated in the heading on the cover page of the resale prospectus. In addition, the 2,224,765 shares of common stock indicated in the heading on the cover page of the resale prospectus does not appear to reconcile to the individual components of the resale shares as disclosed in clauses (i) through (iv) of the first paragraph of the resale prospectus cover page. Please advise or reconcile your disclosure as appropriate. Once you have concluded how many shares are being offered by the resale prospectus, please ensure the legal opinion and filing fee table reconcile to the disclosure in your resale prospectus.

The Company respectfully acknowledges the Staff’s comment and has updated the number of selling shares to 2,224,763 in the resale prospectus cover sheet, the selling shareholder table and the opinion. The filing fee table in the S-1/A3 was accurate.

Notes to Unaudited Consolidated Condensed Financial Statements

2. Summary of Significant Accounting Policies

Research and Development Costs, page F-36

2. Please explain the terms governing share-based payments to non-employees for research and development services and the basis for your deferral of these costs at March 31, 2023. In this regard, explain the relationship between these share-based payments and your issuance of 1,443,000 shares of common stock to “certain vendors as prepayment for services,” as discussed in Note 6. Also, explain your basis for cancelling shares for “certain executives” representing 61% of outstanding shares and then issuing a near equivalent number of shares to “certain vendors” for research and development services. Identify these “certain vendors” and “certain executives.” Refer us to the technical guidance upon which you relied and revise your disclosure accordingly.

The Company respectfully acknowledges the Staff’s comment. The Company issued shares of common stock of the Company to vendors prior to the commencement of research and development services by the vendors. A summary of shares issued to vendors, and the services they have agreed to provide is described below (next page). This list and number of shares issued was disclosed in the S1/A3 as a subsequent event in the 2021/2022 financial statement (p. F-26), as footnotes to the table at A17, and at Item 15.

Vendor	Type of Services Provided	Shares	Value	Proportion Expensed at 2023-03-31	Capitalized as Intangible	Prepaid Balance
Carmel, Milazzo & Feil LLP	Legal Services	100,000	500,000.00	-		500,000.00
Florida State University Research Foundation, Inc.	Research and Development Services	405,000	2,025,000.00	87,658.00		1,937,342.00
Latham BioPharm Group, LLC	Research and Development Services	65,000	325,000.00	325,000.00		-
Trevally, LLC	Research Chemicals	120,000	600,000.00	-		600,000.00
Edward Newland	Marketing Services	8,500	42,500.00	8,605.00	33,895.00	-
4C Pharma Solutions, LLC	Pharmacovigilance Services	54,000	270,000.00	108,000.00		162,000.00
Hybrid Financial Ltd.	Investor Relations Services	65,000	325,000.00	-		325,000.00
Sheila Burke	Public Relations Services	20,000	100,000.00	25,000.00		75,000.00
Kentucky Technology Inc.	Research and Development Services	525,000	2,625,000.00	-		2,625,000.00
Ludlow Business Services, Inc.	Investor Relation Services	37,500	187,500.00	154,167.00		33,333.00
Elliot Berman	Accounting Services	30,000	150,000.00	150,000.00		-
Delve Innovation Pty Ltd	Consulting Services	13,000	65,000.00	-		65,000.00
TOTAL		1,443,000	7,215,000.00	858,430.00	33,895.00	6,322,675.00

The issued shares of common stock of the Company were determined to be share-based payments under the guidance of ASC 718 – Compensation – Stock Compensation, as the share-based payments were issued to nonemployees in exchange for services to be used in the Company’s operations. The grant date was determined to have been met under ASC 718-10-25-5 when the agreements with the related vendors were signed. The share-based payments were measured at their fair value as of the grant date. The Company concluded it is not feasible to measure directly the fair value of the goods or services the Company receives (i.e., the amount for which those goods or services would be exchanged in the marketplace) when issuing share-based payments.

The Company recognized compensation cost when the shares were granted as the shares were fully vested, nonforfeitable equity instruments granted at the date the parties entered into their respective agreement for goods or services. The vendors had no obligation to deliver goods or render services in the future to retain those equity instruments. “Compensation cost” is intentionally used rather than “compensation expense” because, as discussed below, the compensation cost from the share-based payment to the grantee was capitalized.

ASC 718-10-25-2C requires that fair value of a nonemployee share-based payment be recognized as an asset or expense in the same manner as if the grantor had paid cash for the goods or services. Under ASC 730, the payment made in shares is considered a non-refundable advance payment for services that will be rendered for future research and development activities. The Company recorded the compensation costs as prepaid R&D asset upon payment through the issuance of the shares because the Company will receive a future benefit as the vendors perform the services or provide the goods. As described in the S1/A3, in the Summary of Significant Accounting Policies – Research and Development Costs footnote of the March 31, 2023 financial statements (p. F-36), prepaid research and development costs are deferred and amortized over the service period, as the services are provided. At March 31, 2023, the Company recorded $3,030,000 current unamortized deferred prepaid research and development costs and $1,532,342 non-current unamortized deferred prepaid research and development costs.

At the time the shares were issued, the Company had determined that their fair value was $5 per share based on (i) the issuance of shares in exchange for paid in capital in 2022 for $5 per share (see Item 15 of the S1/A3) and (ii) the draft pricing range of $4.15-$6.15 provided by the underwriter in our original Form S-1 submission of January 31, 2023. This FMV was used in other valuations the Company performed related to our interim financing.

The Company canceled 1,451,000 Founder shares (Geoffrey Dow - 1,258,899 shares, Tyrone Miller - 192,101 shares). This was disclosed in the subsequent event notes for 2022 financials (p. F-26) and in the Form S-1 at Item 14. These shares were indefeasibly and irreversibly canceled. By doing this exclusively, Geoffrey Dow and Tyrone Miller avoided the dilution of one other shareholder (Douglas Loock) who was a part of the public float, our secured lender (Knight) and bridge investors.

The canceled shares are essentially a return of equity from a beneficial owner, and are reflected in capital, consistent with the Treasury Stock guidance in ASC 505-30. The Company has reduced common stock at its par value and recorded the offset to additional paid-in capital.

The Company canceled the shares to allow the Company to issue new shares to vendors in exchange for valuable services to be provided for use in the Company’s operations. The issued shares increased the value of the public float as outlined on p. F-26 in the subsequent event section of the 2021/2022 financial statements. Founder shares could not contribute to the public float as they are Rule 144 restricted.

Geoffrey Dow and Tyrone Miller have no financial interest in any of the vendors to whom the Company issued shares.

We have amended the footnotes of the table at A17 and the text at Item 15 to provide more detail on the nature of services provided by each vendor.

8. Debt

Debenture, page F-44

3. Please provide an analysis supporting your accounting treatment for the Knight Debt Conversion Agreement, including how extinguishments of the prior Knight Debenture ($4,276,609 at December 31, 2022) and Knight Promissory Note ($17,965,670 at December 31, 2022) related to the fair value of the new Knight Promissory Note as of the modification date ($21,520,052 on January 9, 2023). Refer us to the technical guidance upon which you relied and revise your disclosure accordingly.

The Company respectfully acknowledges the Staff’s comment. The carrying value of the Knight Promissory Note as December 31, 2022 was $16,319,986 as disclosed in the S1/A3, in the Debt footnote of the December 31, 2022, financial statements (p. F-17).

The Company first determined whether the Knight Debt Conversion Agreement (“Agreement) was a troubled debt restructuring pursuant to ASC 470-60. The Agreement is not a troubled debt restructuring pursuant to ASC 470-60 as the Agreement is not a concession. As described in the S1/A3 in the Debt footnote of the March 31, 2023, financial statements (p. F-43), if a qualified IPO does not occur, the principal amount and accrued interest continue to accrue interest at the pre-Knight Debt Conversion Agreement rates. If a qualified IPO does occur, the features described in p. F-43 are applicable.

As described in the S1/A3 in the Debt footnote of the March 31, 2023 financial statements (p. F-44), because the Agreement adds a substantive conversion feature to convert the Knight principal amounts into shares of common shares and to convert the Knight accrued interest into shares of preferred shares, the change is considered substantial and therefore extinguishment accounting under ASC 470-50 is applied. Consistent with ASC 470-50-40-2, the net carrying value of the Knight Debenture and Knight Promissory Note (“Original Debt”) is derecognized and the Agreement (“New Debt”) is initially recorded at the reacquisition price, with the difference recognized as an extinguishment gain or loss. The Company elected the fair value option under ASC 825 for the New Debt. The reacquisition price of the New Debt was determined using a Monte Carlo simulation model assigning a 5% probability of a qualified IPO not occurring and 95% probability of a qualified IPO occurring. The reacquisition price of the New Debt as of January 9, 2023, was $21,520,650, which was $839,887 greater than the carrying value of the Original Debt as of January 9, 2023. The $839,887 difference was recognized as a loss upon extinguishment on January 9, 2023.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP